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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

September 11, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Dobelbower:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to the Deutsche X-trackers MSCI Latin America Pacific Alliance ETF (the “Fund”), a new series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	We note that the index methodology for the MSCI Latin America Pacific Alliance Capped Index (the “Underlying Index”) described in “Principal Investment Strategies” section differs from the methodology described in the “Additional Information About the Fund’s Investment Strategies and Risks” with respect to issuer and country weight caps. Please review the published index methodologies for the Underlying Index and revise the disclosure as needed for consistency.

Response 1. The disclosure has been revised accordingly.

Comment 2.	The disclosure in the “Principal Investment Strategies Section” states that the Fund will normally invest at least 80% of its net assets “in equity securities from issuers located in Latin America.” Given the name of the Fund and the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, we take the position that the Fund’s current 80%

policy is too broad. Please revise the 80% policy to state that the Fund will normally invest at least 80% of its net assets in equity securities of issuers from Latin American member states of the Pacific Alliance.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	With respect to the methodology of the Underlying Index, please confirm whether market capitalization will be considered in the security selection process and include any additional disclosure as necessary.

	Response 3.	We hereby confirm that market capitalization is considered in determining whether a security is eligible for inclusion in the Underlying Index. The disclosure in the “Additional Information About the Fund’s Investment Strategies and Risks” section has been revised to provide additional details.

Comment 4.	Please consider whether, given the Fund’s investment strategies, “Global depositary receipt risk” should be included as a principal risk for the Fund.

	Response 4.	The Trust respectfully submits that it believes the current disclosure is complete.

Comment 5.	With respect to “Market price risk” in the “Summary of Principal Risks” section, please consider adding additional disclosure regarding the risk that the Fund may have a limited number of financial institutions that may act as “Authorized Participants.”

	Response 5.	The disclosure has been revised accordingly.

Comment 6.	The “Additional Information About the Fund’s Investment Strategies and Risks” section describes several MSCI Indexes in addition to the Underlying Index. Please clarify the relationship and hierarchy between these Indexes and the role they play in stock selection with respect to the Underlying Index.

	Response 6.	The disclosure has been revised accordingly.

Comment 7.	In the “Additional Information About the Fund’s Investment Strategies and Risks” section, the index description states: “MSCI’s Global Investable

Market Indexes (the “MSCI GIMI”) provide exhaustive coverage and non-overlapping market segmentation by market capitalization size and by style” (emphasis added). Please clarify the meaning of the phrase “by style.”

	Response 7.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8	In the “Investment Advisory, Administrative and Distribution Services—Portfolio Manager Compensation” section, please disclose whether the compensation for the Fund’s portfolio managers is based on the Fund’s pre- or post-tax performance over a certain time period and whether compensation is based on the value or amount of assets held in the Fund’s portfolio.

	Response 8.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz